Exhibit 99.4

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2021
Annual Shareholders' Meeting
Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A. Meeting Procedure	1

B. Meeting Agenda	2

I. Chairman’s Opening Remarks	3

II. Report Items	3

III. Matters for Ratification	5

IV. Matters for Discussion	6

V. Elections	7

VI. Other Proposals	8

VII. Extemporary Motions	8

C. Attachments	9

1. Business Report	9

2. Audit Committee’s Review Report	11

3. Report of Independent Accountants and Financial Statements	12

4. Earnings Distribution Proposal	35

5. Comparison Table for the Amendments to the Procedures for Ethical Management and Guidelines for Conduct	36

6. Comparison Table for the Amendments to the Code of Ethics Conduct	46

7. Comparison Table for the Amendments to Articles of Incorporation	50

8. Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting	54

9. Comparison Table for the Amendments to the Rules for Election of Directors and Independent Directors	58

10. List of Director (including Independent Director) Candidates and the Reasons for Constantly Nominating the Independent Director who has Served Three Terms of an Independent Director	65

11. List of Release the Prohibition on Directors (including Independent Directors) from Participation in Competitive Business	71

D. Appendix

1. Rules of Procedure for Shareholders’ Meeting (Before Revisions)	73

2. Articles of Incorporation (Before Revisions)	78

3. Rules for Election of Directors and Independent Directors (Before Revisions)	87

4. Shareholdings of All Directors	91

A. Meeting Procedure

I. Call Meeting to Order

II. Chairman Takes Chair

III. Chairman’s Opening Remarks IV. Report Items
V. Matters for Ratification VI. Matters for Discussion VII. Elections VIII. Other Proposals

IX. Extemporary Motions

X. Meeting Adjourned

B. Meeting Agenda

I.	Chairman’s Opening Remarks

II.	Report Items

1.	Company’s Business Report for fiscal year 2020.

2.	Audit Committee’s Review Report of the Financial Statements for fiscal year 2020.

3.	Report of the status of distributable compensation for employees and directors for fiscal year 2020.

4.	Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

5.	Amendments to the Code of Ethics Conduct.

III.	Matters for Ratification

1.	Adoption of the Financial Statements for fiscal year 2020.

2.	Adoption of the earnings distribution plan for fiscal year 2020.

IV.	Matters for Discussion

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Amendments to the Rules for Election of Directors and Independent Directors.

V.	Elections

1.	To elect nine directors (including independent directors) of the 10th Board of Directors.

VI.	Other Proposals

1.	Release the prohibition on the 10th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

VII.	Extemporary Motions

VIII.	Meeting Adjourned

Time: 9:00 a.m., May 31, 2021 (Monday)

Place: Hsinchu Science Park Life Hub

(Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan) Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.	Chairman’s Opening Remarks

II.	Report Items

Item 1

Subject: Company’s Business Report for fiscal year 2020.

Explanatory Note:

Please refer to Attachment 1, page 9~10, for 2020 Business Report.

Item 2

Subject: Audit Committee’s Review Report of the Financial Statements for fiscal year 2020.

Explanatory Note:

Please refer to Attachment 2, page 11, for Audit Committee’s Review Report.

Item 3

Subject: Report of the status of distributable compensation for employees and directors for fiscal year 2020.

Explanatory Note:

1.

Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. Further, Article 235-1 of the Company Act provides that company shall specify a fixed amount or ratio of the profit of the current year distributable as employees’ compensation in the Articles of Incorporation. However, if the company has accumulated losses, it shall make up such losses.

2.

Company’s profit before tax prior to the deduction of the distributable compensation of employees and directors for 2020 was NT$3,320,796,140. It is proposed to set aside 10% of Company’s profit, NT$332,079,614, as employees’ compensation, and 0.5% of Company’s profit, NT$16,603,980, as directors’ compensation, all in cash.

3.	The foregoing amounts have been adopted by the Board of Directors after being reviewed by the 10th meeting of the 4th Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Item 4

Subject: Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

Explanatory Note:

1.

According to Articles 27 of Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies, the Procedures for Ethical Management and Guidelines for Conduct shall be implemented after the board of directors grants the approval, and shall be reported at a shareholders’ meeting. The same procedure shall be followed when the Procedures have been amended.

2.

The Company plans to amend the Procedures for Ethical Management and Guidelines for Conduct pursuant to Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies and Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct.

3.	Please refer to Attachment 5, page 36~45, for Comparison Table for the Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

4.	This item has been adopted by the Board of Directors and is hereby reported at the annual shareholders’ meeting.

Item 5

Subject: Amendments to the Code of Ethics Conduct.

Explanatory Note:

1.

The Company plans to amend the Code of Ethics Conduct pursuant to the Taiwan Stock Exchange Corporation letter (Ref. No. Tai-Zheng-Chi-Li 10900094681) dated June 3, 2020 amending certain articles of the Guidelines for the Adoption of Codes of Ethical Conduct for TWSE/GTSM Listed Companies.

2.	Please refer to Attachment 6, page 46~50, for Comparison Table for the Amendments to the Code of Ethics Conduct.

3.	This item has been adopted by the Board of Directors and is hereby reported at the annual shareholders’ meeting.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the Financial Statements for fiscal year 2020.

Explanatory Note:

1.

The Company’s 2020 Business Report and consolidated and parent company only Financial Statements have been approved by the 12th meeting of the 9th Board of Directors and reviewed by the Audit Committee. It is hereby submitted to the annual shareholders’ meeting for approval.

2.	2020 Business Report, Report of Independent Accountants, and the aforementioned Financial Statements please refer to Attachment 1 on page 9~10, Attachments 3-1 and 3-2 on page 12~34.

3.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2020.

Explanatory Note:

1.

The Company has earnings in 2020. The Company plans to distribute dividends in the amount of NT$1,599,928,278 at NT$2.2 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Please refer to Attachment 4, page 35.

2.

The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by the 2021 annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.

The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$1 of the distribution shall be recognized as Company’s other income.

4.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.

5.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.	Matters for Discussion

Item 1	Proposed by the Board of Directors

Subject: Amendments to Articles of Incorporation.

Explanatory Note:

1.

The Company plans to amend Articles of Incorporation pursuant to the Taiwan Stock Exchange Corporation letter (Ref. No. Tai-Zheng-Chi-Li 10900094681 and 11000014461) dated June 3, 2020 and January 28, 2021 amending certain articles of Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 7, page 51~54, for Comparison Table for the Amendments to the Articles of Incorporation.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Amendments to the Rules of Procedure for Shareholders’ Meeting.

Explanatory Note:

1.

The Company plans to amend the Rules of Procedure for Shareholders’ Meeting pursuant to the Taiwan Stock Exchange Corporation letter (Ref. No. Tai-Zheng-Chi-Li 10900094681 and 11000014461) dated June 3, 2020 and January 28, 2021 amending certain articles of Sample Template XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 8, page 55~57, for Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 3	Proposed by the Board of Directors

Subject: Amendments to the Rules for Election of Directors and Independent Directors.

Explanatory Note:

1.

The Company plans to amend the Rules for Election of Directors and Independent Directors pursuant to the Taiwan Stock Exchange Corporation letter (Ref. No. Tai-Zheng-Chi-Li 10900094681 and 11000014461) dated June 3, 2020 and January 28, 2021 amending certain articles of Sample Template for XXX Co., Ltd. Procedures for Election of Directors and Sample Template XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 9, page 58~64, for Comparison Table for the Amendments to the Rules for Election of Directors and Independent Directors.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

V. Elections

Item 1	Proposed by the Board of Directors

Subject: To elect nine directors (including independent directors) of the 10th Board of Directors.

Explanatory Note:

1.

According to Articles 16 and 16-1 of the Company’s Articles of Incorporation, the Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The term of the directors (including independent directors) shall be three years. The directors (including independent directors) may be re-elected and re-appointed. The Company adopts the candidates nomination system under Article 192-1 of the Company Act for election of the directors (including independent directors). The shareholders shall elect the directors (including independent directors) from among the nominees listed in the roster of director (including independent director) candidates.

2.

The three years term of the 9th Board of Directors of the Company expires in 2022, and the Company plans to re-elect Directors (including independent directors) in advance at the 2021 annual shareholders’ meeting. The term of office of the 9th directors (including independent directors) shall be extended until the time when new directors (including independent directors) have been elected and assumed their office immediately at the 2021 annual shareholders’ meeting.

3.

Nine Directors (including five Independent Directors) will be elected as the 10th Board of Directors and assumed their office immediately at the 2021 shareholders’ meeting. The tenure of newly elected Directors shall be three years.

4.

The Company adopts the candidates nomination system for election of the 10th directors (including independent directors). The list of director (including independent director) candidates for this election has been reviewed and approved by the 12th meeting of the 9th Board of Directors. Please refer to Attachment 10, page 65~70, for List of Director (including Independent Director) Candidates and the Reasons for Constantly Nominating the Independent Director who has Served Three Terms of an Independent Director.

5.	Based on the foregoing, this proposal is hereby submitted for election at the annual shareholders’ meeting.

Voting by Poll:

VI.	Other Proposals

Item 1	Proposed by the Board of Directors

Subject: Release the prohibition on the 10th directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

Explanatory Note:

1.

According to Article 209 of the Company Act, a director who does anything for himself or on behalf of another person that is within the scope of the company’s business, shall explain to the meeting of shareholders the essential contents of such an act and secure its approval.

2.

It is hereby proposed to release the prohibition on the 10th directors (including independent directors) from participation in competitive business. Please refer to Attachment 11, page 71~72, for List of Release the Prohibition on Directors (including Independent Directors) from Participation in Competitive Business.

3.	Based on the foregoing, this proposal is hereby submitted for resolution at the annual shareholders’ meeting.

Resolution:

VII.	Extemporary Motions

VIII.	Meeting Adjourned

Attachment 1

Business Report

2020 was full of challenges both for ChipMOS and whole industry. Our team did an excellent job supporting customers through the global pandemic, trade tensions and widespread supply chain tightness, which made operations more challenging. However, ChipMOS was benefitted from the strong demand from customer and the change in demand caused by the epidemic in 2020. Revenue of 2020 was the record high since 2008, and the gross margin rate was also significantly grew compared to 2019. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward expanding the core technologies and product developments to maintain growth momentum and improve profitability. The followings are the major operating results of 2020:

Operating Result

Consolidated revenue for the fiscal year ended December 31, 2020 was NT$23.01 billion, which reflects 13.1% growth from 2019. The consolidated gross margin for the year increased to 21.9%. Regarding to the products, with the increasing of high ASP products, TDDI, the revenue of flat panel display driver IC (DDIC) related products, including gold bump represented 48.3% of 2020 total revenue. Regarding to the memory product, driven by automotive, gaming, new consumer product and other new business, Flash product revenue represented 22.3% of 2020 total revenue.

Financial Performance

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. The profit attributable to equity holders of the Company and the basic earnings per share were NT$2.37 billion and NT$3.26. Till the end of 2020, the aggregated amount of ChipMOS’ consolidated assets was NT$35.08 billion and the cash and cash equivalents was NT$4.11 billion. The consolidated liabilities was NT$14.25 billion with the consolidated liabilities to assets ratio of 40.6%. The equity attributable to equity holders of the Company was NT$20.83 billion with the Return on Equity (ROE) was 11.7% for 2020.

Technological Developments

Single integrated device, and the thinning & small foot print requirements are driving the packaging technology development with the raising of emerging applications such as AI and 5G, and the popularity of mobile devices. We completed the following technologies development results in 2020:

(1)	Bumping & Flip chip technologies: 3P/3M Cu pillar bumping and WLCSP assembly technologies.

(2)	Wafer level packaging: Narrow W/S: 4um/4um of RDL Cu line technologies.

(3)	Multi-chip stack and SiP assembly technologies: 16 dice stacked for high density memory product and SiP packaging technologies.

(4)

COF assembly & test: Fine pitch(18um) inner lead reel to reel assembly, thinner COP film thickness(25um) & higher flexible COF new film reel to reel assembly and test capability and low temperature (-40OC) reel to reel test for Automotive product.

Honors and Awards

ChipMOS is committed to improving the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN’s sustainable development goals (SDGs) by specific solid actions. ChipMOS received recognition for achievements in sustainability, environmental protection and corporate social responsibility (CSR) from ACES, TCSA and EPA of Executive Yuan Taiwan in 2020. ChipMOS awarded from 「Top 50 Taiwan Corporate Sustainability Awards」 of 2020 Taiwan Corporate Sustainability Awards (TCSA),「Top Green Companies in Asia Award」 at the 2020 Asia Corporate Excellence & Sustainability (ACES) Awards and the honorary 「2020 Air Quality Purification Zone Adoption-Special Contribution Award」of EPA.

Outlook

Keep moving forward to deliver high technology, outstanding quality with reliable packaging and testing solutions are the unwavering principles of ChipMOS since its inception. By catching up the industry trend, grasping the opportunity of product growth and continuously consolidating the company’s product line, ChipMOS could continue to keep moving forward and growing in the intensified market competition under the influence of down cycle and other external issues. In face of more and more severe industrial environments and challenges, ChipMOS will continuously focus on the core technology development and innovation, to cooperate with customers for reducing operating costs. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them. To maximize value for our shareholders is our endeavor goal.

Looking ahead to 2021 and beyond, ChipMOS will continue to focus on the niche market about automotive electronics and industrial electronics, as well as high-growth markets about smart mobile devices which are driven by the automation and intellectualized in industrial. By offering leading edge and reliable semi-conductor back end turnkey solutions that integrated wafer bumping and assembly, to meet the industry demand and customers’ requirements. Moreover, ChipMOS will actively grasp the growth opportunities of new products trend for new specifications of new smart phone demand. ChipMOS is also driving higher efficiency and profit through increased AI and automation to further reduce the operating cost to be able to drive growth in revenue and profitability. We thank you for your continuous support.

Chairman: Shih-Jye Cheng        President: Shih-Jye Cheng         Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2020 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

March 16, 2021

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group’s 2020 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s 2020 consolidated financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(27) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(19) for details of the revenue.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Group recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$18,008,651 thousand for the year ended December 31, 2020. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.

Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.

2.

Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.

3.

Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for under the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for under the equity method amounted to NT$250,769 thousand and NT$249,793 thousand, constituting 0.7% and 0.7% of the consolidated total assets as at December 31, 2020 and 2019, respectively, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for under the equity method amounted to NT$37,976 thousand and NT$69,570 thousand, constituting 1.5% and 2.8% of the consolidated total comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion with other matters paragraph on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2020 and 2019.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountants’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang
For and on behalf of PricewaterhouseCoopers, Taiwan
March 16, 2021

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2020		December 31, 2019
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,113,651	12	$4,704,084	14
1110	Current financial assets at fair value through profit or loss	6(2)	53,120	—	—	—
1136	Current financial assets at amortized cost	6(3)	206,482	1	168,970	1
1140	Current contract assets	6(19)	389,016	1	377,869	1
1150	Notes receivable, net		599	—	765	—
1170	Accounts receivable, net	6(4)	5,364,156	15	4,452,904	13
1180	Accounts receivable—related parties, net		—	—	1,045	—
1200	Other receivables		51,436	—	89,676	—
1210	Other receivables—related parties		—	—	2,948	—
1220	Current tax assets		—	—	138,941	—
130X	Inventories	6(5)	2,102,075	6	1,767,642	5
1410	Prepayments		75,568	—	57,502	—

11XX	Total current assets		12,356,103	35	11,762,346	34

	Non-current assets
1510	Non-current financial assets at fair value through profit or loss	6(2)	10,368	—	11,038	—
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	262,007	1	121,808	—
1535	Non-current financial assets at amortized cost	6(3) and 8	48,319	—	68,450	—
1550	Investments accounted for using equity method	6(7)	3,271,677	9	3,392,910	10
1600	Property, plant and equipment	6(8) and 8	17,994,686	51	17,979,444	53
1755	Right-of-use assets	6(9)	859,069	3	687,068	2
1840	Deferred tax assets	6(27)	185,691	1	194,552	1
1920	Refundable deposits		21,186	—	21,145	—
1990	Other non-current assets		71,708	—	67,126	—

15XX	Total non-current assets		22,724,711	65	22,543,541	66

1XXX	Total assets		$35,080,814	100	$34,305,887	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2020		December 31, 2019
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2130	Current contract liabilities	6(19)	$—	—	$1,231	—
2150	Notes payable		2,899	—	—	—
2170	Accounts payable	6(10)	966,821	3	819,548	2
2200	Other payables	6(11)	3,249,403	9	2,977,036	9
2230	Current tax liabilities		474,765	1	269,672	1
2250	Current provisions		3,463	—	1,998	—
2280	Current lease liabilities	6(30)	132,549	1	24,567	—
2310	Receipts in advance		10,790	—	988	—
2320	Long-term bank loans, current portion	6(12)(30) and 8	748,353	2	748,419	2
2365	Current refund liabilities		9,864	—	26,000	—
2399	Other current liabilities		21,059	—	32,242	—

21XX	Total current liabilities		5,619,966	16	4,901,701	14

	Non-current liabilities
2540	Long-term bank loans	6(12)(30) and 8	6,985,212	20	8,293,226	24
2570	Deferred tax liabilities	6(27)	300,179	1	305,635	1
2580	Non-current lease liabilities	6(30)	737,946	2	668,384	2
2630	Long-term deferred revenue		72,438	—	—	—
2640	Net defined benefit liability, non-current	6(13)	511,651	2	480,107	2
2645	Guarantee deposits	6(30)	21,670	—	1,095	—
2670	Other non-current liabilities		—	—	4,500	—

25XX	Total non-current liabilities		8,629,096	25	9,752,947	29

2XXX	Total liabilities		14,249,062	41	14,654,648	43

	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(15)
3110	Capital stock—common stock		7,272,401	21	7,272,401	21
	Capital surplus	6(16)
3200	Capital surplus		6,059,651	17	6,059,651	17
	Retained earnings	6(17)
3310	Legal reserve		1,837,894	5	1,579,478	5
3320	Special reserve		19,802	—	—	—
3350	Unappropriated retained earnings		5,498,370	15	4,759,511	14
	Other equity interest	6(18)
3410	Financial statements translation differences of foreign operations		(61,330)	—	(89,682)	—
3420	Unrealized gain on valuation of financial assets at fair value through other comprehensive income		204,964	1	69,880	—

31XX	Equity attributable to equity holders of the Company		20,831,752	59	19,651,239	57

3XXX	Total equity		20,831,752	59	19,651,239	57

	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$35,080,814	100	$34,305,887	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2020			2019
Items		Notes	Amount		%	Amount		%
4000	Revenue	6(19)		$23,011,381	100		$20,337,881	100
5000	Cost of revenue	6(5)(25)(26)		(17,979,208)	(78)		(16,411,742)	(81)

5900	Gross profit			5,032,173	22		3,926,139	19

	Operating expenses	6(25)(26)
6100	Sales and marketing expenses			(56,978)	—		(56,076)	—
6200	General and administrative expenses			(528,759)	(2)		(498,241)	(3)
6300	Research and development expenses			(1,015,512)	(5)		(1,007,631)	(5)

6000	Total operating expenses			(1,601,249)	(7)		(1,561,948)	(8)

6500	Other income (expenses), net	6(20)		135,578	1		92,928	1

6900	Operating profit			3,566,502	16		2,457,119	12

	Non-operating income (expenses)
7100	Interest income	6(21)		27,778	—		64,368	1
7010	Other income	6(22)		21,157	—		10,759	—
7020	Other gains and losses	6(23)		(323,267)	(1)		833,261	4
7050	Finance costs	6(24)		(171,482)	(1)		(180,262)	(1)
7060	Share of loss of associates and joint ventures accounted for using equity method			(147,329)	(1)		(154,926)	(1)

7000	Total non-operating income (expenses)			(593,143)	(3)		573,200	3

7900	Profit before income tax			2,973,359	13		3,030,319	15

7950	Income tax expense	6(27)		(605,876)	(3)		(446,158)	(2)

8200	Profit for the year			$2,367,483	10		$2,584,161	13
	Other comprehensive income (loss)
8311	(Loss) profit on remeasurements of defined benefit plans	6(13)		($51,990)	—		$20,916	—
8316	Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6(6)		140,199	1		(52,549)	—
8320	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss			23,143	—		5,732	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(27)		(17,642)	—		6,327	—

8310	Components of other comprehensive income (loss) that will not be reclassified to profit or loss			93,710	1		(19,574)	—

8361	Exchange differences on translation of foreign operations	6(18)		28,352	—		(104,198)	(1)

8360	Components of other comprehensive income (loss) that will be reclassified to profit or loss			28,352	—		(104,198)	(1)

8300	Other comprehensive income (loss), net of income tax			$122,062	1		($123,772)	(1)

8500	Total comprehensive income for the year			$2,489,545	11		$2,460,389	12

9750	Earnings per share - basic	6(28)	$		3.26	$		3.55

9850	Earnings per share - diluted	6(28)	$		3.21	$		3.51

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to equity holders of the Company
				Retained earnings			Other equity interest
	Notes	Capital stock– common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Treasury stock	Total equity
Year 2019
Balance at January 1, 2019		$7,528,577	$6,280,482	$1,469,170	$—	$3,635,372	$14,516	$106,898	($1,701)	($962,503)	$18,070,811

Profit for the year		—	—	—	—	2,584,161	—	—	—	—	2,584,161
Other comprehensive income (loss)	6(18)	—	—	—	—	17,372	(104,198)	(36,946)	—	—	(123,772)

Total comprehensive income (loss) for the year		—	—	—	—	2,601,533	(104,198)	(36,946)	—	—	2,460,389

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	110,308	—	(110,308)	—	—	—	—	—
Cash dividends		—	—	—	—	(872,718)	—	—	—	—	(872,718)
Restricted shares	6(14)	(477)	(412)	—	—	10	—	—	1,701	—	822
Cancellation of treasury stock	6(15)	(255,699)	(212,354)	—	—	(494,450)	—	—	—	962,503	—
Disposal of investment accounted for using equity method	6(18)	—	(8,065)	—	—	72	—	(72)	—	—	(8,065)

Balance at December 31, 2019		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$—	$—	$19,651,239

Year 2020
Balance at January 1, 2020		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$—	$—	$19,651,239

Profit for the year		—	—	—	—	2,367,483	—	—	—	—	2,367,483
Other comprehensive (loss) income	6(18)	—	—	—	—	(41,374)	28,352	135,084	—	—	122,062

Total comprehensive income for the year		—	—	—	—	2,326,109	28,352	135,084	—	—	2,489,545

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	258,416	—	(258,416)	—	—	—	—	—
Special reserve		—	—	—	19,802	(19,802)	—	—	—	—	—
Cash dividends		—	—	—	—	(1,309,032)	—	—	—	—	(1,309,032)

Balance at December 31, 2020		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$—	$—	$20,831,752

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$2,973,359	$3,030,319
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(25)	4,175,519	3,731,914
(Reversal of) expected credit losses		264	(806)
Interest expense	6(24)	162,400	171,075
Interest income	6(21)	(27,778)	(64,368)
Dividend income	6(22)	(3,229)	(585)
Share-based payments	6(14)(26)	—	822
Share of loss of associates and joint ventures accounted for using equity method		147,329	154,926
Gain on valuation of financial assets at fair value through profit or loss	6(2)(23)	(24,015)	(1,317)
Gain on disposal of property, plant and equipment	6(20)	(48,070)	(20,271)
Impairment loss on property, plant and equipment	6(8)(20)	—	9,938
Gain on disposal of investment accounted for using equity method	6(7)(23)	—	(981,675)
Deferred income		(10,143)	(12,279)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		(28,435)	1,750
Current contract assets		(11,150)	(78,013)
Notes receivable		166	830
Accounts receivable		(911,521)	293,579
Accounts receivable—related parties		1,045	(905)
Other receivables		13,529	(8,082)
Other receivables—related parties		4,923	12,437
Inventories		(334,433)	11,193
Prepayments		(10,485)	(4,333)
Other non-current assets		6,337	6,914
Changes in operating liabilities
Current contract liabilities		(1,231)	(201)
Notes payable		2,899	—
Accounts payable		167,273	182,277
Accounts payable—related parties		—	(347)
Other payables		112,151	331,207
Other payables—related parties		—	(218)
Current provisions		1,465	(27,354)
Current refund liabilities		(16,136)	(6,627)
Other current liabilities		(11,183)	1,442
Net defined benefit liability, non-current		(20,446)	(19,742)

Cash generated from operations		6,310,404	6,713,500
Interest received		32,817	67,105
Dividend received		23,229	20,585
Interest paid		(150,135)	(171,149)
Income tax paid		(276,079)	(637,169)

Net cash generated from operating activities		5,940,236	5,992,872

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in financial assets at amortized cost		($17,381)	$30,851
Proceeds from disposal of investment accounted for using equity method	6(7)	—	1,180,179
Acquisition of property, plant and equipment	6(29)	(3,961,026)	(5,440,621)
Proceeds from disposal of property, plant and equipment		87,107	21,434
(Increase) decrease in refundable deposits		(41)	861
Increase in other non-current assets		(10,919)	(45,480)
Increase in long-term deferred revenue		85,909	4,500
Proceeds from capital reduction of investments accounted for using equity method		17,000	—

Net cash used in investing activities		(3,799,351)	(4,248,276)

CASH FLOWS FROM FINANCING ACTIVITIES	6(30)
Proceeds from short-term bank loans		151,071	834,955
Payments on short-term bank loans		(151,071)	(834,955)
Payments on lease liabilities		(84,928)	(48,161)
Proceeds from long-term bank loans		4,429,593	—
Payments on long-term bank loans		(5,756,450)	(756,450)
Increase in guarantee deposits		575	3
Cash dividend paid	6(17)	(1,309,032)	(872,718)

Net cash used in financing activities		(2,720,242)	(1,677,326)

Effect of foreign exchange rate changes		(11,076)	(5,708)

Net (decrease) increase in cash and cash equivalents		(590,433)	61,562
Cash and cash equivalents at beginning of year		4,704,084	4,642,522

Cash and cash equivalents at end of year		$4,113,651	$4,704,084

The accompanying notes are an integral part of these consolidated financial statements.

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2020 and 2019, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2020 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2020 parent company only financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(26) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimate and assumptions of revenue recognition; and Note 6(19) for details of the revenue.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Company recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$18,008,651 thousand for the year ended December 31, 2020. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.

Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.

2.

Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.

3.

Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for under the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the parent company only financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for under the equity method amounted to NT$250,769 thousand and NT$249,793 thousand, constituting 0.7% and 0.7% of the total assets as at December 31, 2020 and 2019, respectively, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for under the equity method amounted to NT$37,976 thousand and NT$69,570 thousand, constituting 1.5% and 2.8% of the total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountants’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the generally accepted auditing standards in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the generally accepted auditing standards in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang

For and on behalf of PricewaterhouseCoopers, Taiwan

March 16, 2021

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2020		December 31, 2019
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,077,084	12	$4,619,365	14
1110	Current financial assets at fair value through profit or loss	6(2)	53,120	—	—	—
1140	Current contract assets	6(19)	389,016	1	377,869	1
1150	Notes receivable, net		599	—	765	—
1170	Accounts receivable, net	6(4)	5,364,156	16	4,452,904	13
1180	Accounts receivable—related parties, net		—	—	1,045	—
1200	Other receivables		49,961	—	89,652	—
1210	Other receivables—related parties		—	—	2,948	—
1220	Current tax assets		—	—	138,941	1
130X	Inventories	6(5)	2,102,075	6	1,767,642	5
1410	Prepayments		74,068	—	57,502	—

11XX	Total current assets		12,110,079	35	11,508,633	34

	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	262,007	1	121,808	—
1535	Non-current financial assets at amortized cost	6(3) and 8	48,319	—	68,450	—
1550	Investments accounted for using equity method	6(7)	3,532,303	10	3,660,575	11
1600	Property, plant and equipment	6(8) and 8	17,994,126	51	17,978,949	52
1755	Right-of-use assets	6(9)	847,667	2	681,904	2
1840	Deferred tax assets	6(27)	185,691	1	194,552	1
1920	Refundable deposits		20,420	—	20,322	—
1990	Other non-current assets		71,708	—	67,126	—

15XX	Total non-current assets		22,962,241	65	22,793,686	66

1XXX	Total assets		$35,072,320	100	$34,302,319	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2020		December 31, 2019
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2130	Current contract liabilities	6(19)	$—	—	$1,231	—
2150	Notes payable		2,899	—	—	—
2170	Accounts payable	6(10)	966,821	3	819,548	2
2200	Other payables	6(11)	3,248,974	9	2,977,036	9
2220	Other payables—related parties		3,358	—	2,628	—
2230	Current tax liabilities		474,765	1	268,825	1
2250	Current provisions		3,463	—	1,998	—
2280	Current lease liabilities	6(30)	126,948	1	19,218	—
2310	Receipts in advance		10,790	—	988	—
2320	Long-terms bank loans, current portion	6(12)(30)	748,353	2	748,419	2
2365	Current refund liabilities		9,864	—	26,000	—
2399	Other current liabilities		21,050	—	32,242	—

21XX	Total current liabilities		5,617,285	16	4,898,133	14

	Non-current liabilities
2540	Long-terms bank loans	6(12)(30)	6,985,212	20	8,293,226	24
2570	Deferred tax liabilities	6(27)	300,179	1	305,635	1
2580	Non-current lease liabilities	6(30)	732,133	2	668,384	2
2630	Long-term deferred revenue		72,438	—	—	—
2640	Net defined benefit liability, non-current	6(13)	511,651	2	480,107	2
2645	Guarantee deposits	6(30)	21,670	—	1,095	—
2670	Other non-current liabilities		—	—	4,500	—

25XX	Total non-current liabilities		8,623,283	25	9,752,947	29

2XXX	Total liabilities		14,240,568	41	14,651,080	43

	Equity
	Capital stock	6(15)
3110	Capital stock-common stock		7,272,401	21	7,272,401	21
	Capital surplus	6(16)
3200	Capital surplus		6,059,651	17	6,059,651	17
	Retained earnings	6(17)
3310	Legal reserve		1,837,894	5	1,579,478	5
3320	Special reserve		19,802	—	—	—
3350	Unappropriated retained earnings		5,498,370	16	4,759,511	14
	Other equity interest	6(18)
3400	Other equity interest		143,634	—	(19,802)	—

3XXX	Total equity		20,831,752	59	19,651,239	57

	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$35,072,320	100	$34,302,319	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2020		2019
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(19)	$23,011,381	100	$20,337,881	100
5000	Cost of revenue	6(5)(25)(26)	(17,979,208)	(78)	(16,411,742)	(81)

5900	Gross profit		5,032,173	22	3,926,139	19

	Operating expenses	6(25)(26)and 7
6100	Sales and marketing expenses		(96,635)	(1)	(88,902)	(1)
6200	General and administrative expenses		(478,907)	(2)	(467,364)	(2)
6300	Research and development expenses		(1,015,512)	(4)	(1,007,631)	(5)

6000	Total operating expenses		(1,591,054)	(7)	(1,563,897)	(8)

6500	Other income (expenses), net	6(20)	135,602	1	92,928	1

6900	Operating profit		3,576,721	16	2,455,170	12

	Non-operating income (expenses)
7100	Interest income	6(21)	25,317	—	59,467	1
7010	Other income	6(22)	21,157	—	10,759	—
7020	Other gains and losses	6(23)	(321,815)	(1)	834,423	4
7050	Finance costs	6(24)	(171,387)	(1)	(179,942)	(1)
7070	Share of loss of subsidiaries, associates and joint ventures accounted for using equity method	6(7)	(157,880)	(1)	(151,587)	(1)

7000	Total non-operating income (expenses)		(604,608)	(3)	573,120	3

7900	Profit before income tax		2,972,113	13	3,028,290	15
7950	Income tax expense	6(27)	(604,630)	(3)	(444,129)	(2)

8200	Profit for the year		$2,367,483	10	$2,584,161	13

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2020			2019
	Items	Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	(Loss) profit on remeasurements of defined benefit plans	6(13)		($51,990)	—		$20,916	—
8316	Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6(6)(18)		140,199	1		(52,549)	—
8330	Share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)		23,143	—		5,732	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(27)		(17,642)	—		6,327	—

8310	Components of other comprehensive income (loss) that will not be reclassified to profit or loss			93,710	1		(19,574)	—

8361	Exchange differences on translation of foreign operations			28,352	—		(104,198)	(1)

8360	Components of other comprehensive income (loss) that will be reclassified to profit or loss			28,352	—		(104,198)	(1)

8300	Other comprehensive income (loss), net of income tax			$122,062	1		($123,772)	(1)

8500	Total comprehensive income for the year			$2,489,545	11		$2,460,389	12

9750	Earnings per share-basic	6(28)	$		3.26	$		3.55

9850	Earnings per share-diluted	6(28)	$		3.21	$		3.51

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings			Other equity interest
	Notes	Capital stock -common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Treasury stock	Total equity
Year 2019
Balance at January 1, 2019		$7,528,577	$6,280,482	$1,469,170	$—	$3,635,372	$14,516	$106,898	($1,701)	($962,503)	$18,070,811

Profit for the year		—	—	—	—	2,584,161	—	—	—	—	2,584,161
Other comprehensive income (loss)	6(18)	—	—	—	—	17,372	(104,198)	(36,946)	—	—	(123,772)

Total comprehensive income (loss) for the year		—	—	—	—	2,601,533	(104,198)	(36,946)	—	—	2,460,389

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	110,308	—	(110,308)	—	—	—	—	—
Cash dividends		—	—	—	—	(872,718)	—	—	—	—	(872,718)
Restricted shares	6(14)	(477)	(412)	—	—	10	—	—	1,701	—	822
Cancellation of treasury stock	6(15)	(255,699)	(212,354)	—	—	(494,450)	—	—	—	962,503	—
Disposal of investment accounted for using equity method	6(18)	—	(8,065)	—	—	72	—	(72)	—	—	(8,065)

Balance at December 31, 2019		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$—	$—	$19,651,239

Year 2020
Balance at January 1, 2020		$7,272,401	$6,059,651	$1,579,478	$—	$4,759,511	($89,682)	$69,880	$—	$—	$19,651,239

Profit for the year		—	—	—	—	2,367,483	—	—	—	—	2,367,483
Other comprehensive (loss) income	6(18)	—	—	—	—	(41,374)	28,352	135,084	—	—	122,062

Total comprehensive income for the year		—	—	—	—	2,326,109	28,352	135,084	—	—	2,489,545

Appropriation of prior year’s earnings:	6(17)
Legal reserve		—	—	258,416	—	(258,416)	—	—	—	—	—
Special reserve		—	—	—	19,802	(19,802)	—	—	—	—	—
Cash dividends		—	—	—	—	(1,309,032)	—	—	—	—	(1,309,032)

Balance at December 31, 2020		$7,272,401	$6,059,651	$1,837,894	$19,802	$5,498,370	($61,330)	$204,964	$—	$—	$20,831,752

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$2,972,113	$3,028,290
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(25)	4,169,565	3,725,555
(Reversal of) expected credit losses		264	(806)
Interest expense	6(24)	162,305	170,755
Interest income	6(21)	(25,317)	(59,467)
Dividends income	6(22)	(3,229)	(585)
Share-based payments	6(14)	—	822
Share of loss of subsidiaries and associates accounted	6(7)
for using equity method		157,880	151,587
Gain on valuation of financial assets at fair value through	6(2)(23)
profit or loss		(24,685)	(1,750)
Gain on disposal of property, plant and equipment	6(20)	(48,094)	(20,271)
Impairment loss on property, plant and equipment	6(8)(20)	—	9,938
Gain on disposal of investment accounted for using equity	6(23)
method		—	(981,675)
Deferred income		(10,143)	(12,279)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		(28,435)	1,750
Current contract assets		(11,150)	(78,013)
Notes receivable		166	830
Accounts receivable		(911,521)	293,579
Accounts receivable-related parties		1,045	(905)
Other receivables		14,900	(8,079)
Other receivables-related parties		4,923	12,437
Inventories		(334,433)	11,193
Prepayments		(8,985)	(4,333)
Other non-current assets		6,337	6,914
Changes in operating liabilities
Current contract liabilities		(1,231)	(201)
Notes payable		2,899	—
Accounts payable		167,273	182,277
Accounts payable-related parties		—	(347)
Other payables		111,627	330,886
Other payables-related parties		730	100
Current provisions		1,465	(27,354)
Current refund liabilities		(16,136)	(6,627)
Other current liabilities		(11,192)	1,442
Net defined benefit liability, non-current		(20,446)	(19,742)

Cash generated from operations		6,318,495	6,705,921
Interest received		30,436	61,507
Dividend received		23,229	20,585
Interest paid		(150,040)	(170,830)
Income tax paid		(273,986)	(636,642)

Net cash generated from operating activities		5,948,134	5,980,541

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in financial assets at amortized cost		$20,131	( $62)
Proceeds from disposal of investment accounted for using equity	6(7)
method		—	1,180,179
Acquisition of property, plant and equipment	6(29)	(3,960,543)	(5,440,574)
Proceeds from disposal of property, plant and equipment		87,107	21,434
(Increase) decrease in refundable deposits		(98)	840
Increase in other non-current assets		(10,919)	(45,480)
Proceeds from capital reduction of investments accounted for using equity method	6(7)	17,000	—
Acquisition of investments accounted for using equity method	6(7) and 7	(15,113)	—
Increase in long-term deferred revenue		85,909	4,500

Net cash used in investing activities		(3,776,526)	(4,279,163)

CASH FLOWS FROM FINANCING ACTIVITIES	6(30)
Proceeds from short-term bank loans		151,071	834,955
Payments on short-term bank loans		(151,071)	(834,955)
Payments on lease liabilities		(78,575)	(42,128)
Proceeds from long-term bank loans		4,429,593	—
Payments on long-term bank loans		(5,756,450)	(756,450)
Increase in guarantee deposits		575	3
Cash dividend paid	6(17)	(1,309,032)	(872,718)

Net cash used in financing activities		(2,713,889)	(1,671,293)

Net (decrease) increase in cash and cash equivalents		(542,281)	30,085
Cash and cash equivalents at beginning of year		4,619,365	4,589,280

Cash and cash equivalents at end of year		$4,077,084	$4,619,365

The accompanying notes are an integral part of these financial statements.

Attachment 4

ChipMOS TECHNOLOGIES INC.
Earnings Distribution Proposal of 2020

Unit: NT$

Items	Total	Amount	Note
Unappropriated retained earnings at January 1, 2020		$3,172,260,229
After tax earnings of year 2020	2,367,482,849
Less: Remeasurement of defined benefit plans	(41,591,950)
Add: Impact from investment accounted for using equity method	218,719

After tax earnings of year plus items other than after earnings of year		2,326,109,618
Less: Appropriation of legal reserve		(232,610,962)
Add: Reverse appropriation of special reserve		19,802,233

Retained earnings available for distribution as of December 31, 2020		5,285,561,118
Distribution items
Dividends to shareholders (NT$2.2 per share)		(1,599,928,278)
Unappropriated retained earnings at December 31, 2020		$3,685,632,840

Note 1:	As of December 31, 2020, the number of the Company’s outstanding shares entitled to participate in distribution are 727,240,126 shares.
Note 2:	The distribution of less than $1 (fractional share) cash dividends are recognized as other income.

Chairman:Shih-Jye Cheng	President:Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Procedures for Ethical Management and Guidelines for Conduct

Revision	Original	Note

Article 8:

Except under any of the circumstances set forth in the preceding article, when any personnel of the company are provided with or are promised, either directly or indirectly, any benefits as specified in Article 4 by a third party, the matter shall be handled in accordance with the following procedures:

Article 8:

Except under any of the circumstances set forth in the preceding article, when any personnel of the company are provided with or are promised, either directly or indirectly, any benefits as specified in Article 4 by a third party, the matter shall be handled in accordance with the following procedures:

The revisions are made in compliance with the amendments of the “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies” and the “Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct”.

1. If there is no relationship of interest between the party providing or offering the benefit and the official duties of the company’s personnel, the personnel shall report to the dedicated office within 3 days from the acceptance of the benefit, and the responsible unit shall be notified if necessary.	1. If there is no relationship of interest between the party providing or offering the benefit and the official duties of the company’s personnel, the personnel shall report to the audit office within 3 days from the acceptance of the benefit, and the responsible unit shall be notified if necessary.

2. If a relationship of interest does exist between the party providing or offering the benefit and the official duties of the company’s personnel, the personnel shall return or refuse the benefit, and shall report to his or her immediate supervisor and notify the dedicated office. When the benefit cannot be returned, then within 3 days from the acceptance of the benefit, the personnel shall refer the matter to the dedicated office for handling.	2. If a relationship of interest does exist between the party providing or offering the benefit and the official duties of the company’s personnel, the personnel shall return or refuse the benefit, and shall report to his or her immediate supervisor and notify the audit office. When the benefit cannot be returned, then within 3 days from the acceptance of the benefit, the personnel shall refer the matter to the audit office for handling.

Revision	Original	Note

A relationship of interest between the party providing or offering the benefit and the official duties’ of the company’s personnel,” as referred to in the preceding paragraph, refers to one of the following circumstances:	A relationship of interest between the party providing or offering the benefit and the official duties’ of the company’s personnel,” as referred to in the preceding paragraph, refers to one of the following circumstances:

1. When the two parties have commercial dealings, a relationship of direction and supervision, or subsidies (or rewards) for expenses.	1. When the two parties have commercial dealings, a relationship of direction and supervision, or subsidies (or rewards) for expenses.

2. When a contracting, trading, or other contractual relationship is being sought, is in progress, or has been established.	2. When a contracting, trading, or other contractual relationship is being sought, is in progress, or has been established.

3. Other circumstances in which a decision regarding this Corporation’s business, or the execution or non-execution of business, will result in a beneficial or adverse impact.	3. Other circumstances in which a decision regarding this Corporation’s business, or the execution or non-execution of business, will result in a beneficial or adverse impact.

The dedicated office shall make a proposal, based on the nature and value of the benefit under paragraph 1, that it be returned, accepted on payment, given to the public, donated to charity, or handled in another appropriate manner. The proposal shall be implemented after being reported and approved.	The audit office shall make a proposal, based on the nature and value of the benefit under paragraph 1, that it be returned, accepted on payment, given to the public, donated to charity, or handled in another appropriate manner. The proposal shall be implemented after being reported and approved.

Revision	Original	Note

Article 9： The official gifts or entertainment which cannot be declined. The official gifts or entertainment which cannot be declined can be accepted under following circumstances:	Article 9： The official gifts or entertainment which cannot be declined. The official gifts or entertainment which cannot be declined can be accepted under following circumstances:	Correcting errors.

1.The gift cannot be cash or securities.	1.The gift cannot be cash or securities.

2.Gift values and categories allowed to be received	2.Gift values and categories allowed to be received

(1) Perishable foods	(1) Perishable foods

(2) No more than NT$2,000 of market value for each gift.	(2) No more than NT$2,000 of market value for each gift.

(3) In case the gift is a supplier’s product, its market value shall be no more than NT$5,000.	(3) In case the gift is a supplier’s product, its market value shall be no more than NT$5,000.

(4) Total market value of the property offered from the same counterparty within a single fiscal year shall be limited to NT$100,000.	(4) Total market value of the property offered from the same counterparty within a single fiscal year shall be limited to NT$100,000.

3.If a gift from a supplier does not comply with what is prescribed in the preceding Article 7, the gift recipient shall fill out the “Registration Form of Gift(s) Given By Other Company or Factory (Supplier(s))” (as per attachment 1) and submit it to the “Employee Welfare Committee”. Employee Welfare Committee will handle it according to the following procedure.	3.If a gift from a supplier does not comply with what is prescribed in the preceding Article 5, the gift recipient shall fill out the “Registration Form of Gift(s) Given By Other Company or Factory (Supplier(s))” (as per attachment 1) and submit it to the “Employee Welfare Committee”. Employee Welfare Committee will handle it according to the following procedure.

(1) Register the type of gift from supplier.	(1) Register the type of gift from supplier.

(2) Send the thank-you letter to the supplier offering the gift under the name of the “Employee Welfare Committee” of ChipMOS Technologies Ltd.	(2) Send the thank-you letter to the supplier offering the gift under the name of the “Employee Welfare Committee” of ChipMOS Technologies Ltd.

Revision	Original	Note

(3) Collect all the offered gifts and unitarily dispose them at the end of the year in question.	(3) Collect all the offered gifts and unitarily dispose them at the end of the year in question.

4. The entertainment received from any suppliers shall be limited to light meals, and any other forms of entertainment are not allowed.	4. The entertainment received from any suppliers shall be limited to light meals, and any other forms of entertainment are not allowed.

5. Those colleagues who do not comply with the Regulations in their receiving gifts and entertainment from suppliers shall be subject to the “Regulations Governing Personnel Reward and Punishment”, with which they will be given a major demerit and are not allowed to receive A in their annual performance evaluation. If there is a solid proof that he or she has committed a serious violation of the above Regulations, such employee will be sent to public security or judicial organs, which will handle the case in accordance with the law.	5. Those colleagues who do not comply with the Regulations in their receiving gifts and entertainment from suppliers shall be subject to the “Regulations Governing Personnel Reward and Punishment”, with which they will be given a major demerit and are not allowed to receive A in their annual performance evaluation. If there is a solid proof that he or she has committed a serious violation of the above Regulations, such employee will be sent to public security or judicial organs, which will handle the case in accordance with the law.

Revision	Original	Note

Article 11：

Political contributions by the company shall be made in accordance with the following provisions, reported to the president for approval, and a notification given to the dedicated office, and when the amount of a contribution is NT$1,000,000_or more it shall be made only after being reported to and approved by the board of directors：

1. It shall be ascertained that the political contribution is in compliance with the laws and regulations governing political contributions in the country in which the recipient is located, including the maximum amount and the form in which a contribution may be made.

Article 11：

Political contributions by the company shall be made in accordance with the following provisions, reported to the president for approval, and a notification given to the audit office, and when the amount of a contribution is NT$1,000,000_or more it shall be made only after being reported to and approved by the board of directors：

1. It shall be ascertained that the political contribution is in compliance with the laws and regulations governing political contributions in the country in which the recipient is located, including the maximum amount and the form in which a contribution may be made.

The revisions are made in compliance with the amendments of the “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies” and the “Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct”.

2. A written record of the decision-making process shall be kept.	2. A written record of the decision-making process shall be kept.

3. Account entries shall be made for all political contributions in accordance with applicable laws and regulations and relevant procedures for accounting treatment.	3. Account entries shall be made for all political contributions in accordance with applicable laws and regulations and relevant procedures for accounting treatment.

In making political contributions, commercial dealings, applications for permits, or carrying out other matters involving the interests of the company with the related government agencies shall be avoided.	In making political contributions, commercial dealings, applications for permits, or carrying out other matters involving the interests of the company with the related government agencies shall be avoided.

Revision	Original	Note

Article 12：

Charitable donations or sponsorships by the company shall be provided in accordance with the following provisions and reported to the supervisor in charge for approval, and a notification shall be given to the dedicated office. When the amount is NT$1,000,000or more, the donation or sponsorship shall be provided only after it has been submitted for adoption by the board of directors:

Article 12：

Charitable donations or sponsorships by the company shall be provided in accordance with the following provisions and reported to the supervisor in charge for approval, and a notification shall be given to the audit office. When the amount is NT$1,000,000or more, the donation or sponsorship shall be provided only after it has been submitted for adoption by the board of directors:

The revisions are made in compliance with the amendments of the “Ethical Corporate Management Best Practice Principles Listed Companies” and the “Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct”.

1. It shall be ascertained that the donation or sponsorship is in compliance with the laws and regulations of the country where the company is doing business.	1. It shall be ascertained that the donation or sponsorship is in compliance with the laws and regulations of the country where the company is doing business.

2. A written record of the decision making process shall be kept.	2. A written record of the decision making process shall be kept.

3. Charitable donation shall be given to a valid charitable institution, compliant with tax regulations and may not be a disguised form of bribery. 4. The returns received as a result of any sponsorship shall be specific and reasonable, and the subject of the sponsorship may not be a counterparty of the company’s commercial dealings or a party with which any personnel of the company has a relationship of interest. After a charitable donation or sponsorship has been given, it shall be ascertained that the destination to which the money flows is consistent with the purpose of the contribution.

3. Charitable donation shall be given to a valid charitable institution, compliant with tax regulations and may not be a disguised form of bribery.

4. The returns received as a result of any sponsorship shall be specific and reasonable, and the subject of the sponsorship may not be a counterparty of the company’s commercial dealings or a party with which any personnel of the company has a relationship of interest.

After a charitable donation or sponsorship has been given, it shall be ascertained that the destination to which the money flows is consistent with the purpose of the contribution.

Revision	Original	Note

Article 23：

The company encourages insiders and outsiders to inform unethical or unseemly conduct in an non-anonymous or anonymous way. The company shall provide an independent mailbox (i.e., audit_committee@chipmos.com) on its website for Company insiders and outsiders to submit reports. The informant shall at least provide the information below:

1. The name, ID number, contact address, phone and Email. For anonymous informants, the name and ID number is not required to provide.

2. The name or other identifiable information of the individual being reported.

3. Specific evidences for the investigation.

The relevant personnel of the company handling the report shall make a written statement that the identity of the informant and the content of the report shall be kept confidential, and the company will protect the informant from any improper action due to the report. The dedicated office shall handle the report in accordance with the following procedures:

1. Reports involving general employees should be reported to department managers, and reports involving directors or senior executives should be reported to the independent directors.

Article 23：

As an incentive to insiders and outsiders for informing of unethical or unseemly conduct, The company will grant appropriate reward depending the seriousness of the circumstance concerned. Insiders having made a false report or malicious accusation shall be subject to disciplinary action and be removed from office if the circumstance concerned is material. The company shall internally establish and publicly announce on its website and the intranet, or provide through an independent external institution, an independent mailbox or hotline, for Company insiders and outsiders to submit reports.

When the company receives reports on unethical behaviors or misconducts, the company shall deal with those reports according to whistle blower policy at once. The company shall ask the actor to stop unethical behaviors or misconducts and then take adequate act. Indemnification shall be claimed via legal process if necessary. The Company shall instruct relative departments to review relevant internal control system and internal regulations and propose improvement measures to prevent recurrence of such events. Responsible unit shall report handling ways and improvement measures to the Board.

The revisions are made in compliance with the amendments of the “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies” and the “Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct”.

2. The dedicated office shall verify the relevant facts immediately after accepting the reported case, and other relevant departments shall provide necessary assistance.

Revision	Original	Note

3. If it is confirmed that the individual being reported has violated relevant laws and regulations or the company’s integrity management policies and regulations, the company shall request the individual being reported to stop the relevant activities immediately and take proper actions. Also, the company shall report to the competent and judicial authorities if necessary. To protect the company’s reputation and rights, the company may also claim its loss through legal procedures.

4. The acceptance of the report and the result and process of the investigation shall be recorded in writing. Such documents shall be kept for five years and can be preserved electronically. If there is a litigation derived from the report, the written record shall be preserved until the end of the litigation.

5. If the report is verified to be true, the dedicated office shall review and discuss the relevant internal control system and operating procedures, and propose improvement measures to prevent similar events from happening again.

Revision	Original	Note

6. The dedicated office is obligated to report the event, the follow-up measures and the improvements.

If the reported event is verified to be true and is material, the company may grant appropriate reward to the informant depending the seriousness of the circumstance concerned. Insiders having made a false report or malicious accusation shall be subject to disciplinary action and be removed from office if the circumstance concerned is material.

Article25：

The company shall organize awareness sessions each year and arrange for the chairperson, general manager, or senior management to communicate the importance of ethics to its directors, employees, and mandataries.

If any personnel of the company seriously violate ethical conduct, the company shall dismiss the personnel from his or her position or terminate his or her employment in accordance with applicable laws and regulations or the personnel policy and procedures of the company.

Article25：

The audit office shall organize awareness sessions each year and arrange for the chairperson, general manager, or senior management to communicate the importance of ethics to its directors, employees, and mandataries.

If any personnel of the company seriously violate ethical conduct, the company shall dismiss the personnel from his or her position or terminate his or her employment in accordance with applicable laws and regulations or the personnel policy and procedures of the company.

The revisions are made in compliance with the amendments of the “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies” and the “Sample Template for XXX Co., Ltd. Procedures for Ethical Management and Guidelines for Conduct”.

Revision	Original	Note

(Miscellaneous)

This procedure was adopted on August 13, 2013. The first amendment was made on March 12, 2015, the second amendment was made on November 10, 2016, the third amendment was made on August 10, 2017, the fourth amendment was made on March 10, 2020, and the fifth amendment was made on March 16, 2021.

(Miscellaneous)

This procedure was adopted on August 13, 2013. The first amendment was made on March 12, 2015, the second amendment was made on November 10, 2016, the third amendment was made on August 10, 2017, and the fourth amendment was made on March 10, 2020.

Incorporate in the Date of this Amendment.

Attachment 6

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Code of Ethical Conduct

Amended Provisions	Original Provisions	Explanations

Article 1 (Purpose of and basis for adoption)

To lead directors, managers and other employees of the Company to act in line with our code of ethics and to allow the interested parties of the Company to have more understanding about our code of ethics, the present Code of Ethical Conduct is hereby formulated for the purpose of compliance.

Article 1 (Purpose of and basis for adoption)

To lead directors, supervisors, managers and other employees of the Company to act in line with our code of ethics and to allow the interested parties of the Company to have more understanding about our code of ethics, the present Code of Ethical Conduct is hereby formulated for the purpose of compliance.

The text is slightly modified to meet current status.

Article 2 (Persons subject to this Code)

This Code of Ethical Conduct is applicable to directors, managers and other employees of the Company. The applicable persons as set forth in the preceding paragraph are hereinafter referred to as “the Staff of the Company.”

Article 2 (Persons subject to this Code)

This Code of Ethical Conduct is applicable to directors, supervisors, managers and other employees of the Company. The applicable persons as set forth in the preceding paragraph are hereinafter referred to as “the Staff of the Company.”

The text is slightly modified to meet current status.

Article 4 (Prevention of conflict of interest)

The staff of the Company shall deal with the public services objectively and effectively, and the staff themselves, their spouses and first-degree and second-degree relatives shall not gain any unjustified benefit due to the position of such staff in the Company.

Article 4 (Prevention of conflict of interest)

The staff of the Company shall deal with the public services objectively and effectively, and the staff themselves, their spouses, their parents, their children and children and first-degree and second-degree relatives shall not gain any unjustified benefit due to the position of such staff in the Company.

Considering that parents and children are first-degree and second-degree relatives, the text of the first paragraph under Article 4 is modified.

Amended Provisions	Original Provisions	Explanations

Meanwhile, when the Company offers financial loans, provides guarantees, makes significant asset deals or buys (sells) goods to/from the Companies affiliated with the parties referred to above, the staff of the Company shall handle such transactions pursuant to the code of conduct of the Company, explaining whether or not there is any latent conflict of interest with the Company so as to prevent any potential conflict of interest.	Meanwhile, when the Company offers financial loans, provides guarantees, makes significant asset deals or buys (sells) goods to/from the Companies affiliated with the parties referred to above, the staff of the Company shall handle such transactions pursuant to the code of conduct of the Company, explaining whether or not there is any latent conflict of interest with the Company so as to prevent any potential conflict of interest.

Article 5 (Prohibition of pursuing personal gain)

The staff of the Company shall not conduct the following acts:

1.  gain personal profit by taking advantage of property or information of the Company or of their positions in the Company;

2.  engage in any competitive act with the Company; or

3.  engage in any acts prohibited by the code of conduct of the Company or other relevant provisions.

In the event of any opportunity for earning profit for the Company, directors and managers of the Company are responsible for increasing the legal profit to be obtained by the Company.

Article 5 (Prohibition of pursuing personal gain)

The staff of the Company shall not conduct the following acts:

1.  gain personal profit by taking advantage of property or information of the Company or of their positions in the Company;

2.  engage in any competitive act with the Company; or

3.  engage in any acts prohibited by the code of conduct of the Company or other relevant provisions.

In the event of any opportunity for earning profit for the Company, directors, supervisors and managers of the Company are responsible for increasing the legal profit to be obtained by the Company.

The text is slightly modified to meet current status.

Amended Provisions	Original Provisions	Explanations

Article 10 (Encouraging reporting of illegal or unethical activities)

When suspecting or finding that any matter has violated the applicable rules and regulations or this Code of Ethical Conduct, the staff of the Company shall report to independent directors, managers, internal audit chiefs or other competent officers of the Company and provide sufficient information to enable the Company to deal with the relevant matters properly.

The reporter in the first paragraph may report anonymously through the Company’s reporting system. All the details of the report will be kept confidential and verified through an independent source. The Company shall endeavor to protect the reporter from retaliation.

Article 10 (Encouraging reporting on illegal or unethical activities)

When suspecting or finding that any matter has violated the applicable rules and regulations or this Code of Ethical Conduct, the staff of the Company shall report to independent directors, supervisors, managers, internal audit chiefs or other competent officers of the Company and provide sufficient information to enable the Company to deal with the relevant matters properly.

All the details of the report will be kept confidential and verified through independent source to protect the reporter.

The text is modified with reference to provision regarding anonymous reporting under Article 23 of the “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies”.

Amended Provisions	Original Provisions	Explanations

Article 12 (Procedures for exemption)

Where it is necessary for any director or manager of the Company to be exempted from the provisions of this Code of Ethical Conduct, such exemption shall be approved through a resolution adopted by the board meeting and the date on which the board of directors adopted the resolution for exemption, objections or reservations of independent directors, and the period of, reasons for, and principles behind the application of the exemption shall be disclosed without delay on the MOPS, in order that the shareholders may evaluate the appropriateness of the board resolution to prevent any arbitrary or dubious exemption from the Code, and to safeguard the interests of the Company by ensuring appropriate mechanisms for controlling any circumstance under which such an exemption occurs.

Article 12 (Procedures for exemption)

Where it is necessary for any director, supervisors or manager of the Company to be exempted from the provisions of this Code of Ethical Conduct, such exemption shall be approved through a resolution adopted by the board meeting and the date on which the board of directors adopted the resolution for exemption, objections or reservations of independent directors, and the period of, reasons for, and principles behind the application of the exemption shall be disclosed without delay on the MOPS, in order that the shareholders may evaluate the appropriateness of the board resolution to prevent any arbitrary or dubious exemption from the Code, and to safeguard the interests of the Company by ensuring appropriate mechanisms for controlling any circumstance under which such an exemption occurs.

The text is slightly modified to meet current status.

Article 14 (Enforcement)

This Code of Ethical Conduct shall take effect after having been submitted to and approved by the board of directors, and submitted to a shareholders meeting. This provision is applicable to any amendments to this Code of Ethical Conduct.

This Code of Ethical Conduct is enacted on August 13, 2013, followed by the first amendment thereof on March 12, 2015, and the second amendment thereof on March 16, 2021.

Article 14 (Enforcement)

This Code of Ethical Conduct shall take effect after having been submitted to and approved by the board of directors, and submitted to a shareholders meeting. This provision is applicable to any amendments to this Code of Ethical Conduct.

This Code of Ethical Conduct is enacted on August 13, 2013, followed by the first amendment thereof on March 12.

Incorporate in the Date of this Amendment.

Attachment 7

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

Articles of Incorporation

Article After Amendment	Article Before Amendment	Note

Article 11-1

(Omitted)

Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act, Article 26-1 and Article 43-6 of the Securities and Exchange Act, Article 56-1 and Article 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions. (Omitted)

Article 11-1

(Omitted)

Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions; the essential contents may be posted on the website designated by the competent authority in charge of securities affairs or the company, and such website shall be indicated in the above notice. (Omitted)

Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.”

Article After Amendment	Article Before Amendment	Note

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Amend pursuant to the amendment of certain articles of the Company Act.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least quarterly. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

Comply with the regulatory compliance and make certain wording adjustments.

Article After Amendment	Article Before Amendment	Note

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

The company has set up Audit Committee, so delete the wording of supervisor(s).

Article After Amendment	Article Before Amendment	Note
Article 28	Article 28	Incorporate in the

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020. The twentieth amendment was made on May 31, 2021.	These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10,2019. The nineteenth amendment was made on June 9, 2020.	Date of this Amendment.

Attachment 8

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Rules of Procedure for Shareholders’ Meeting

Article After Amendment	Article Before Amendment	Note

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method. The chairman shall call the Meeting to order at the time scheduled for the Meeting, and announce relevant information such as the number of non-voting rights and the number of shares present.

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method. The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.”
(Omitted)	(Omitted)

Article After Amendment	Article Before Amendment	Note

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act.

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. But a shareholder’s proposal proposed for urging a company to promote public interests or fulfill its social responsibilities may still be included in the list of proposals to be discussed at a regular meeting of shareholders by the board of directors. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.”
(Omitted)	(Omitted)

Article After Amendment	Article Before Amendment	Note

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes. The election of directors at a shareholder’s meeting shall be held in accordance with the applicable election and appointment rules adopted by the Company, and the voting results shall be announced on-site immediately, including the name and the number of voting rights by each candidate.

XV

The person(s) to supervise and the person(s) to record the ballots during a the amendment to vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes. Election of directors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and the total number of the votes, shall be announced on-site immediately.

Amendment is made in compliance with the “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.”
(Omitted)	(Omitted)

Article After Amendment	Article Before Amendment	Note

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020. The sixth amendment was made on May 31, 2021.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020.

Incorporate in the Date of this Amendment.

Attachment 9

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Rules for Election of Directors and Independent Directors

After the Amendment	Before the Amendment	Notes

Article 2-1

The election of the Directors and Independent Directors of the Company shall consider the composition of the board of Directors. Members of the board shall possess the knowledge, skills and experience necessary to perform their duties. All members of the board of Directors shall possess skills in the following areas:

1. Ability to exercise sound business judgment

2. Ability to perform accounting and financial analysis

3. Business administration skills

4. Ability to conduct crisis management

5. Knowledge of the industry

6. A global market perspective

7. Leadership skills

8. Decision-making skills More than half of the board of Director’s members shall be Directors and Independent Directors with no spousal or familial relationship within the second degree kinship among themselves.

Article 2-1

The election of the Directors of the Company shall consider the composition of the board of Directors. Members of the board shall possess the knowledge, skills and experience necessary to perform their duties. All members of the board of Directors shall possess skills in the following areas:

1. Ability to exercise sound business judgment

2. Ability to perform accounting and financial analysis

3. Business administration skills

4. Ability to conduct crisis management

5. Knowledge of the industry

6. A global market perspective

7. Leadership skills

8. Decision- making skills More than half of the board of Director’s members shall be Directors with no spousal or familial relationship within the second degree kinship among themselves.

Amendment is made in compliance with other paragraph.

After the Amendment	Before the Amendment	Notes

Article 3

In the election of Directors and Independent Directors of the Company, the single recorded cumulative voting system is implemented. Each share shall have voting rights equivalent to the number of Directors or Independent Directors to be elected, and such voting rights can be combined to vote for one person, or be divided to vote for several persons.

Article 3

In the election of Directors and Independent Directors of the Company, the single recorded cumulative voting system is implemented. Each share shall have voting rights equivalent to the number of Directors to be elected, and such voting rights can be combined to vote for one person, or be divided to vote for several persons.

Amendment is made in compliance with other paragraph.

Article 3-1

The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act. If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1, Article 14-4, Paragraph 1 and 2 of the Securities and Exchange Act, or the Articles of Incorporation an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies. (Omitted below)

Article 3-1

The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act. If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1, Article 14-4, Paragraph 1 and 2 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, or the Articles of Incorporation an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies. (Omitted below)

Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Procedures for Election of Directors.”

After the Amendment	Before the Amendment	Notes

Article 4

The Company’s Directors shall be elected in accordance with the number of Directors to be elected specified in the Company’s Articles of Incorporation, and the number of Independent Directors to be elected announced by the Company. The number of votes received by the Directors and Independent Directors shall be calculated separately. Candidates will be elected sequentially according to their respective numbers of votes, starting from those receiving ballots representing the highest numbers of voting rights. If two or more candidates receive the same number of votes, which consequently exceeds the number of Directors or Independent Directors to be elected, such candidates who received the same number of votes shall draw lots to decide the elected person; if such candidate(s) is(/are) not present, the chairman shall draw lots on behalf of the candidate(s).

Article 4

The Company’s Directors shall be elected in accordance with the number of Directors to be elected specified in the Company’s Articles of Incorporation, and the number of Independent Directors to be elected announced by the Company. The number of votes received by the Independent Directors and non-Independent Directors shall be calculated separately. Candidates will be elected sequentially according to their respective numbers of votes, starting from those receiving ballots representing the highest numbers of voting rights. If two or more candidates receive the same number of votes, which consequently exceeds the number of Directors or Independent Directors to be elected, such candidates who received the same number of votes shall draw lots to decide the elected person; if such candidate(s) is(/are) not present, the chairman shall draw lots on behalf of the candidate(s).

Amendment is made in compliance with other paragraph.

After the Amendment	Before the Amendment	Notes

Article 8 The ballot box shall be prepared by the board of Directors and examined in public by ballots supervisors before voting.	Article 8 The ballot box shall be prepared by the board of Directors and examined in public by ballots supervisors before voting.	Amend Chinese wording.

(Delete)

Article 9

In the event that the candidate is a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s account name and shareholder account number. In the event that the candidate is not a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s name and personal identification number. In the event that the candidate is a government or a corporate shareholder, the voters voting for such a candidate shall fill in the candidate column on the ballot with the name of such government or such corporate shareholder, or the name of such government or such corporate shareholder together with the name of the representative of such government or corporate shareholder; when there are multiple representatives, the names of all representatives shall be listed respectively.

Delete is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Procedures for Election of Directors.”

After the Amendment	Before the Amendment	Notes

Article 9 The ballot supervisors shall open the ballot boxes after the ballot is put thereinto.	Article 10 The ballot supervisors shall open the ballot boxes after the ballot is put thereinto.	Change the Article Number.

Article 10	Article 11	Change the Article Number. Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Procedures for Election of Directors” and make certain wording adjustments.
A ballot is deemed void if any of the	A ballot is deemed void if any of the
following circumstances apply:	following circumstances apply:
1.The ballot was not prepared by a person with the right to convene.	1.Any ballot is cast without using the ballot prepared according to the Rules specified herein.
2.A blank ballot is placed in the ballot box.	2.Any blank ballot is cast.
3.The writing is unclear and indecipherable or has been altered.	3.Any ballot with illegible writing rendering it unrecognizable.
4.The candidate whose name is entered in the ballot does not conform to the director candidate list. 5.Other words or marks are entered in addition to the number of voting rights allotted.	4.Where the candidate voted for is a shareholder of the Company, and such candidate’s account name and shareholder account number filled in the ballot are inconsistent with that on the shareholder registry; or if the candidate voted for is not a shareholder of the Company and his name and personal identification documents number are incorrect.

5.Any ballot which is filled in with characters other than the account name (or name), account number (or personal identification number) and number of votes cast.

6.The name of the candidate voted for is identical to that of another shareholder, and no account number or personal identification documents number of the candidate is filled in on the ballot to identify such candidate.

After the Amendment	Before the Amendment	Notes
Article 11 (Omitted)	Article 12 (Omitted)	Change the Article Number.

Article 12

After the sum of the valid and void ballots is verified and the valid ballots and number of votes are filled in the record form respectively by the ballot supervisors, the chairman shall announce on the site, including the list of persons elected as Directors and Independent Directors and the numbers of votes with which they were elected, and the list of persons unelected as Directors and Independent Directors and the numbers of votes with which they obtained. The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 13

After the sum of the valid and void ballots is verified and the valid ballots and number of votes are filled in the record form respectively by the ballot supervisors, the chairman shall announce the name(s) of the elected person(s) on the spot.

Change the Article Number. Amendment is made in compliance with the amendment to the “Sample Template for XXX Co., Ltd. Procedures for Election of Directors” and “Sample Template for XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.”

Article 12-1 (Omitted)	Article 13-1 (Omitted)	Change the Article Number.

Article 13 (Omitted)	Article 14 (Omitted)	Change the Article Number.

After the Amendment	Before the Amendment	Notes

Article 14

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019. The sixth amendment thereof was made on June 9, 2020. The seventh amendment thereof was made on May 31, 2021.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019. The sixth amendment thereof was made on June 9, 2020.

Change the Article Number. Incorporate in the date of this amendment.

Attachment 10

ChipMOS TECHNOLOGIES INC.

List of Director (including Independent Director) Candidates and the Reasons for Constantly Nominating

the Independent Director who has Served Three Terms of an Independent Director

No.	Category	Name	Gender	Education	Major Past Positions	Current Positions	Shareholdings (shares) (Note 2)
1	Director	Shih-Jye Cheng	M	MBA, Saginaw Valley State University	Director of Mosel Vitelic Inc. Chairman of Advanced Micro Chip Technology Co., Ltd. Chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. Chairman of CHANTEK ELECTRONICS CO., LTD. Chairman of ChipMOS Logic TECHNOLOGIES INC. Chairman of ThaiLin Semiconductor Corp. .	Chairman / President of ChipMOS TECHNOLOGIES INC. Director of ChipMOS U.S.A., Inc. Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd. Representative & Director of Hao Hsiang Investment Co., Ltd. Representative & Director of Chin Hsiang Investment Co., Ltd. Representative & Director of Hao Yen Investment Co., Ltd.	6,150,161

2	Director	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.)	M	EMBA, Tunghai University	Deputy Director of Dah San Electric Wire & Cable Corp.	Director / Senior Vice President of Siliconware Precision Industries Co., Ltd. Director of Yann Yuan Investment Co., Ltd	78,910,390

3	Director	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.)	M	Master, Industrial Engineering, National Tsing Hua University	Enterprise Operation Planning Division Director of United Microelectronics Corp.	Vice President of Siliconware Precision Industries Co., Ltd. Director of Siliconware Technology (SuZhou) Ltd.	78,910,390

No.	Category	Name	Gender	Education	Major Past Positions	Current Positions	Shareholdings (shares) (Note 2)
4	Director	Silvia Su	F	Master, Business Administration, The University of Leeds	Director of ThaiLin Semiconductor Corp. Senior Director of ChipMOS TECHNOLOGIES INC.	Vice President of ChipMOS TECHNOLOGIES INC. Director of ChipMOS U.S.A., Inc. Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. Director of ChipMOS TECHNOLOGIES (BVI) LTD. Representative & Director of Tsai Fu Investment Co., Ltd. Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD.	340,101

No.	Category	Name	Gender	Education	Major Past Positions	Current Positions	Shareholdings (shares) (Note 2)
5	Independent Director	Chin-Shyh Ou (Note 1)	M	Ph.D., Business Administration (Accounting), University of Minnesota, USA	Accounting Professor of the Department of Accounting at National Chung Cheng University Director of ChipMOS TECHNOLOGIES (Bermuda) LTD. Independent Director of Chi Hua Fitness Co., Ltd.	Chair Professor of Department of Accounting and Information Systems at Asia University Honorary Professor of Department of Accounting and Information Technology at National Chung Cheng University Independent Director / Audit Committee Member / Compensation Committee Member of Tsang Yow Industrial Co., Ltd. Independent Director / Audit Committee Member / Compensation Committee Member of Yong Chang International Co., Ltd. (Cayman)	0

6	Independent Director	Kuei-Ann Wen (Note 1)	F	Ph.D., Electrical Engineering, National Cheng Kung University	Associate Dean of College of Electrical and Computer Engineering at National Chiao Tung University Associate Dean of Office of Research and Development at National Chiao Tung University	Professor of Department of Electronic Engineering at National Yang Ming Chiao Tung University Chief Executive Officer of Social Responsibility Development Office at National Yang Ming Chiao Tung University Vice Dean of International College of Semiconductor Technology at National Yang Ming Chiao Tung University Independent Director / Audit Committee	0

No.	Category	Name	Gender	Education	Major Past Positions	Current Positions	Shareholdings (shares) (Note 2)
						Member / Compensation Committee Member of Xintec Inc.

7	Independent Director	Hui-Fen Chan	F	LL.M. Boston University School of Law LL.B., National Taiwan University	Admitted to practice law in Taiwan & New York, USA General Counsel of Altek Corporation Compensation Committee Member / M&A Committee Member of MAG.LAYERS Scientific-Technics Co., Ltd. General Counsel of Siliconware Precision Industries Co., Ltd. Partner of Hong-Li Attorneys-at-Law Associate Attorney of Lee & Li Attorneys-at-Law	Independent Director of FORMOSA I WIND POWER CO., LTD. Legal counsel on project basis of National Center for High Performance Computing at National Applied Research Laboratories Director of Kino Co., Ltd Independent Director / Compensation Committee Chairman / Audit Committee Member of STARK Technology Inc. Independent Director / Compensation Committee Member / Audit Committee Member of ITEQ Corporation	0

8	Independent Director	Yeong-Her Wang	M	Ph.D., Electrical Engineering, National Cheng Kung University	Chairman of Department of Electrical Engineering at National Cheng Kung University Associate Dean of College of Engineering at National Cheng Kung University Director of Alumni Association Center of National Cheng Kung University Independent Director / Audit Committee Member of ChipMOS TECHNOLOGIES	Professor of Department of Electrical Engineering & Institute of Microelectronics at National Cheng Kung University Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp. Director of TSMC-NCKU Joint R&D Center Chairman of Tainan National Cheng Kung	0

No.	Category	Name	Gender	Education	Major Past Positions	Current Positions	Shareholdings (shares) (Note 2)
					(Bermuda) LTD. Independent Director / Audit Committee Member / Compensation Committee Member of Darfon Electronics Corp. Independent Director / Audit Committee Member / Compensation Committee Member of Giga Solution Tech. Co., Ltd. President of National Applied Research Laboratories	University Alumni Cultural and Educational Foundation

9	Independent Director	Hong-Tzer Yang	M	Ph.D., Electrical Engineering, National Tsing Hua University	Professor of Department of Electrical Engineering at Chung Yuan Christian University Independent Director / Audit Committee Member / Compensation Committee Member of Spirox Corporation	Professor of Department of Electrical Engineering at National Cheng Kung University Deputy Director of Research Center for Energy Technology and Strategy at National Cheng Kung University Director of Research Center for Energy Technology for Sustainability at National Cheng Kung University Director of Taiwan Electric Research & Testing Center	0

Note

1: Mr. Chin-Shyh Ou has been serving as the Company’s Independent Director from the 5th Board of Directors for more than three consecutive terms. The Company has decided to re-nominate him to serve as independent director due to his accounting and financial expertise and familiarity with relevant laws and regulations. This enables him to provide important advice for the Company’s operation management and opinions on supervision of the Board of Directors.

Ms. Kuei-Ann Wen has been serving as the Company’s Independent Director from the 7th Board of Directors for more than three consecutive terms. The Company has decided to re-nominate him to serve as independent director due to her rich industry and academic experience. This enables him to provide important advice for the Company’s operation management and opinions on supervision of the Board of Directors. The Company considers Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen to be independent because they have no personal or business relationship with the Company beyond their board seat. The Board of Directors believes Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen continue to possess the requisite independence of judgment and action, and have not formed such associations with management (or others) as may compromise their ability to exercise impartial judgment or act without bias in the best interests of the Company. Therefore, they are once again nominated as independent director candidates of the Company in this election.

Note 2: The number of shares held by candidates on the book closing date of the annual shareholders’ meeting (April 2, 2021)

Attachment 11

ChipMOS TECHNOLOGIES INC.

List of Release the Prohibition on Directors (including Independent Directors)

from Participation in Competitive Business

No	Category	Candidate Name	Positions at the other company
1	Director	Shih-Jye Cheng	Director of ChipMOS U.S.A., Inc. Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd. Representative & Director of Hao Hsiang Investment Co., Ltd. Representative & Director of Chin Hsiang Investment Co., Ltd. Representative & Director of Hao Yen Investment Co., Ltd.

2	Director	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.)	Director / Senior Vice President of Siliconware Precision Industries Co., Ltd. Director of Yann Yuan Investment Co., Ltd

3	Director	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.)	Vice President of Siliconware Precision Industries Co., Ltd. Director of Siliconware Technology (SuZhou) Ltd.

4	Director	Silvia Su	Director of ChipMOS U.S.A., Inc. Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. Director of ChipMOS TECHNOLOGIES (BVI) LTD. Representative & Director of Tsai Fu Investment Co., Ltd. Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD.

5	Independent Director	Chin-Shyh Ou	Independent Director / Audit Committee Member / Compensation Committee Member of Tsang Yow Industrial Co., Ltd. Independent Director / Audit Committee Member / Compensation Committee Member of Yong Chang International Co., Ltd. (Cayman)

6	Independent Director	Kuei-Ann Wen	Independent Director / Audit Committee Member / Compensation Committee Member of Xintec Inc. Independent Director of FORMOSA I WIND POWER CO., LTD. Legal counsel on project basis of National Center for High Performance Computing at National Applied Research

7	Independent Director	Hui-Fen, Chan	Laboratories Director of Kino Co., Ltd Independent Director / Compensation Committee Chairman / Audit Committee Member of STARK Technology Inc. Independent Director / Compensation Committee Member / Audit Committee Member of ITEQ Corporation

No	Category	Candidate Name	Positions at the other company
8	Independent Director	Yeong-Her Wang	Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp. Director of TSMC-NCKU Joint R&D Center Chairman of Tainan National Cheng Kung University Alumni Cultural and Educational Foundation

9	Independent Director	Hong-Tzer Yang	Director of Taiwan Electric Research & Testing Center

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules of Procedure for Shareholders’ Meeting (Before Revisions)

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules of Procedure for Shareholders’ Meeting (the “Rules”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV	The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting.

The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. But a shareholder’s proposal proposed for urging a company to promote public interests or fulfill its social responsibilities may still be included in the list of proposals to be discussed at a regular meeting of shareholders by the board of directors. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period , method and places for shareholders to submit proposals. Such period shall not be less than 10 days. A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X

A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII

When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

Election of directors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.

However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person.

However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders. The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

XIX

If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX

The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation (Before Revisions)

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “南茂科技股份有限公司” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080 Electronic Parts and Components Manufacturing,

I501010 Product Designing,

F119010 Wholesale of Electronic Materials,

CC01120 Data Storage Media Manufacturing and Duplicating, and

F401010 International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules. 4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITALSTOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements. The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations. The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company shall adopt exercise of voting rights by electronic means and may adopt exercise of voting rights by correspondence. The method of exercise shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions; the essential contents may be posted on the website designated by the competent authority in charge of securities affairs or the company, and such website shall be indicated in the above notice. The meeting convened by the shareholders’ meeting has specified the full re-election of directors, and stated the date of appointment. After the election of the shareholders’ meeting is completed, the same meeting shall not change its appointment date by temporary motion or other methods.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the voting results (including the numbers of votes). If there is the election of directors at the shareholders’ meeting, the numbers of votes with which they were elected shall be announced, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed. The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company’s rules related to the election of directors and independent directors.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors.

The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers.

The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1. review the business policy and mid-term and long-term development plan;

2. review and supervise the operation of the annual business plan;

3. review and approve the budget and review the settlement of accounts;

4. review plans for increase or decrease in capital;

5. review proposals for the distribution of profits or covering of losses;

6. review and approve material agreements;

7. submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company; 8. review and approve the charter documents and important business rules of the Company; 9. approve material project of capital expenditure;

10. appoint and terminate the president and vice president(s);

11. execute the resolutions of the shareholders’ meeting;

12. hold the shareholders’ meeting and prepare business reports; and

13. handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company should purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the

Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Rules for Election of Directors and Independent Directors (Before Revisions)

Article 1

Unless otherwise provided for in the applicable rules and regulations or the Articles of Incorporation of the Company, the Directors and Independent Directors of the Company shall be elected in accordance with the Rules specified herein.

Article 2

Election of Directors of the Company shall be held at the shareholders’ meeting.

Article 2-1

The election of the Directors of the Company shall consider the composition of the board of Directors. Members of the board shall possess the knowledge, skills and experience necessary to perform their duties. All members of the board of Directors shall possess skills in the following areas: 1. Ability to exercise sound business judgment 2. Ability to perform accounting and financial analysis 3. Business administration skills 4. Ability to conduct crisis management 5. Knowledge of the industry 6. A global market perspective 7. Leadership skills 8. Decision-making skills More than half of the board of Director’s members shall be Directors with no spousal or familial relationship within the second degree kinship among themselves.

Article 3

In the election of Directors and Independent Directors of the Company, the single recorded cumulative voting system is implemented. Each share shall have voting rights equivalent to the number of Directors to be elected, and such voting rights can be combined to vote for one person, or be divided to vote for several persons.

Article 3-1

The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act.

If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1、 Article 14-4, Paragraph 1 and 2 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies.

Correction should be made within three months of discovering a violation of Article 16-1 of Articles of Incorporation.

Article 4

The Company’s Directors shall be elected in accordance with the number of Directors to be elected specified in the Company’s Articles of Incorporation, and the number of Independent Directors to be elected announced by the Company. The number of votes received by the Independent Directors and non-Independent Directors shall be calculated separately.

Candidates will be elected sequentially according to their respective numbers of votes, starting from those receiving ballots representing the highest numbers of voting rights. If two or more candidates receive the same number of votes, which consequently exceeds the number of Directors or Independent Directors to be elected, such candidates who received the same number of votes shall draw lots to decide the elected person; if such candidate(s) is(/are) not present, the chairman shall draw lots on behalf of the candidate(s).

Article 5

The qualifications of Independent Directors of the Company shall comply with Article 2, Article 3 and Article 4 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies.

The election of Independent Directors of the Company shall comply with Article 5, Article 6, Article 7, Article 8 and Article 9 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies and Article 24 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies

Article 6

The board of Directors shall prepare the ballots in the number equal to the number of Directors and Independent Directors to be elected, with the number of votes being noted on the ballots; and distribute the ballots to the shareholders who are present at the shareholders’ meeting. The name of the voters may be represented by the attendance number printed on their ballots.

Article 7

Prior to the commencement of an election, the chairman shall designate ballot supervisors to supervise the casting of the ballots and ballot counters to count the ballots.

Article 8

The ballot box shall be prepared by the board of Directors and examined in public by ballots supervisors before voting.

Article 9

In the event that the candidate is a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s account name and shareholder account number. In the event that the candidate is not a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s name and personal identification number. In the event that the candidate is a government or a corporate shareholder, the voters voting for such a candidate shall fill in the candidate column on the ballot with the name of such government or such corporate shareholder, or the name of such government or such corporate shareholder together with the name of the representative of such government or corporate shareholder; when there are multiple representatives, the names of all representatives shall be listed respectively.

Article 10

The ballot supervisors shall open the ballot boxes after the ballot is put thereinto.

Article 11

A ballot is deemed void if any of the following circumstances apply:

1.	Any ballot is cast without using the ballot prepared according to the Rules specified herein. 2. Any blank ballot is cast.

3.	Any ballot with illegible writing rendering it unrecognizable.

4.

Where the candidate voted for is a shareholder of the Company, and such candidate’s account name and shareholder account number filled in the ballot are inconsistent with that on the shareholder registry; or if the candidate voted for is not a shareholder of the Company and his name and personal identification documents number are incorrect.

5.	Any ballot which is filled in with characters other than the account name (or name), account number (or personal identification number) and number of votes cast.

6.

The name of the candidate voted for is identical to that of another shareholder, and no account number or personal identification documents number of the candidate is filled in on the ballot to identify such candidate.

Article 12

The ballot supervisors shall verify the validity of the ballot when there is doubt. The void ballot shall be marked with the word “invalid”, signed by the ballot supervisor in charge and affixed with such ballot supervisor’s chop after counting of votes.

Article 13

After the sum of the valid and void ballots is verified and the valid ballots and number of votes are filled in the record form respectively by the ballot supervisors, the chairman shall announce the name(s) of the elected person(s) on the spot.

Article 13-1

The board of Directors of the Company shall deliver a written notification to each of the elected Directors and Independent Directors.

Article 14

Matters on which Rules are silent shall be handled in accordance with the Company Act, the applicable rules and regulations and the Articles of Incorporation of the Company.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019. The sixth amendment thereof was made on June 9, 2020.

Appendix 4

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: April 2, 2021

Title	Name	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	6,150,161	0.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Teresa Wang	78,910,390	10.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Bright Yeh
Director	Lafair Cho	101,990	0.01%
Independent Director	Chin-Shyh Ou	0	0%
Independent Director	Tai-Haur Kuo	0	0%
Independent Director	Yuh-Fong Tang	0	0%
Independent Director	Kuei-Ann Wen	0	0%
Independent Director	Jing-Shan Aur	261,123	0.04%

Shareholdings of All Directors		85,423,664	11.75%

Note:	1. As of April 2, 2021, the total amount of issued shares of the Company is 727,240,126 shares.

2.

The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.